Exhibit 99.1

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 24, 2012.

THIRD QUARTER HIGHLIGHTS

•	Gold production of 592,500 ounces compared with 592,100 ounces in 2011.

•

Total cash costs of $220 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $258 per ounce in 2011. On a co-product basis, cash costs of $660 per gold ounce, compared with $551 per gold ounce in 2011.(1)

•

Net earnings attributable to shareholders of Goldcorp of $498 million ($0.61 per share), compared to net earnings of $336 million ($0.42 per share) in 2011. Adjusted net earnings of $441 million ($0.54 per share), compared with $450 million ($0.56 per share) in 2011.(2)

•

Operating cash flows of $434 million, compared to $723 million in 2011. Operating cash flows before working capital changes of $687 million ($0.85 per share), compared to $681 million ($0.84 per share) in 2011.(3)

•	Free cash flows of $(243) million, compared to $224 million in 2011.(4)

•	Dividends paid of $109 million, compared to $82 million in 2011.

•

On August 7, 2012, Primero Mining Corp. (“Primero”) converted the principal amount outstanding of its $30 million convertible note held by the Company into common shares of Primero. On September 18, 2012, the Company announced that it had entered into a secondary offering of 8,422,460 common shares of Primero at a price of C$5.25 per share for aggregate gross proceeds of C$44 million. The secondary offering closed on October 10, 2012.

•	On August 14, 2012, the Company announced that the Pueblo Viejo mine in the Dominican Republic, in which the Company holds a 40% equity interest, poured first gold.

•

On September 24, 2012, the Company was added to the Dow Jones Sustainability Index North America (“DJSI”). The DJSI evaluates leaders in corporate social responsibility using rigorous indicators in the areas of corporate, economic, environmental and social performance.

(1)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. Prior period

GOLDCORP  |  1

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

comparatives have been restated accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2012	2011	2010
Gold	$1,600	$1,250	$1,000
Silver	34	20	16
Copper	3.50	3.25	2.75
Lead	0.90	0.90	0.80
Zinc	0.90	0.90	0.80

Using actual realized sales prices, co-product total cash costs would be $670 per gold ounce for the three months ended September 30, 2012 (September 30, 2011 – $561). Refer to page 41 for a reconciliation of total cash costs to reported production costs.

(2)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)

Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP performance measures which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(4)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities. Refer to page 42 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  2

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At September 30, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at September 30, 2012 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 40.9% equity interest in Primero, a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective of developing the Escobal silver project in Guatemala.

The gold price appreciated 11% over the third quarter of 2012 to close at $1,776 per ounce as monetary easing initiatives by the U.S. Federal Reserve continued alongside similar initiatives announced by the central banks of Japan, China and the European Union, which gave further impetus for the gold price to rise. The increase in gold prices further fueled investment in the gold market and increased commercial interest from the hedge fund community. Additionally, central banks, particularly those of developing countries, continued to be gold buyers as they looked to diversify their reserves from the traditional holdings of paper currencies.

The Company realized an average gold price of $1,685 per ounce during the third quarter of 2012, a 6% increase over the 2012 second quarter average realized gold price of $1,596 per ounce. Gold production increased 2% in the third quarter of 2012 from the prior quarter to 592,500 ounces. The increase was primarily the result of increases in gold production at Peñasquito due to higher grades and recoveries and at Red Lake as a result of improvements in grades in the High Grade Zone following completion of the de-stressing work at the 41 and 45 levels in the third quarter. These increases were offset by lower production at Porcupine, Marlin and El Sauzal due primarily to lower grades. The completion of the 2012 de-stress program will allow increased flexibility at Red Lake for the remainder of the year. Compared to the prior quarter, revenues increased by 38% to $1,538 million for the third quarter of 2012 as Alumbrera resumed shipments in July following the temporary suspension of sales in the prior quarter and higher realized metal prices. Production costs also increased as compared to the prior quarter, resulting from increased sales volumes as well as increased cost pressures reflected across the industry.

At Peñasquito, gold production for the third quarter of 2012 increased by 21% despite the continued impact of water shortages from lower well field production. The plant achieved throughput of 100,000 tonnes per day during the third quarter as expected. The Company continues to focus on activities to further optimize the economics of the operations. Work continues on the drilling of additional water wells in the current well field. A Water and Tailings Study to optimize potential long term water constraints and tailings operations commenced during the third quarter and is anticipated to be completed during the first half of 2013. Full year gold production guidance of between 370,000 to 390,000 ounces for 2012 remains unchanged.

GOLDCORP  |  3

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

At the Pueblo Viejo project in the Dominican Republic, first gold pour was successfully achieved in August and construction has been essentially completed on schedule. In the third quarter of 2012, mechanical completion of all four autoclaves was achieved, with the first two autoclaves undergoing extensive pre-commissioning testing and subsequent hand over to operations. As part of planned start up activities, the first and second autoclaves have been tested at 50% to 100% of design capacity, with results that are in line with expectations for the initial ramp up period. The third and fourth autoclaves are currently undergoing pre-commissioning testing, prior to planned commissioning in the fourth quarter. Additionally, during the third quarter, construction of the tailings start dam achieved its full height of 183 metres and commissioning of most major systems, including the third and fourth trains for the oxygen plant, was completed.

CORPORATE DEVELOPMENTS

During the three and nine months ended September 30, 2012:

Primero Shares

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. On September 18, 2012, the Company announced that it had entered into an agreement to sell 8,422,460 Primero shares for total proceeds of C$44 million ($44 million). The sale was completed on October 10, 2012 and immediately following completion of the sale the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

Other

On August 8, 2012, the Company announced that George Burns had been appointed Executive Vice President and Chief Operating Officer (“COO”). George Burns succeeds Steve Reid as COO following five years in key management roles within Goldcorp and has more than thirty years of mining experience. In his most recent position as Senior Vice President, Mexico, he oversaw the next phase of ramp-up at Goldcorp’s flagship Peñasquito operation, as well as the continued growth of the large Los Filos mine. Upon joining Goldcorp in July 2007, he served as Vice President, Canada and U.S., where he led the major infrastructure investment project at the flagship Red Lake mine. He also played a key role in the development of the Éléonore project in Quebec. Prior to joining Goldcorp, he served as Chief Operating Officer at Centerra Gold.

GOLDCORP  |  4

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

Three Months Ended
	September 30		June 30		March 31		December 31
	2012	2011	2012	2011	2012	2011	2011	2010

Revenues	$ 1,538	$ 1,308	$ 1,113	$ 1,323	$ 1,349	$ 1,216	$ 1,515	$ 1,320

Gold produced (ounces)	592,500	592,100	578,600	597,100	524,700	637,600	687,900	689,600

Gold sold (ounces)	617,800	571,500	532,000	606,400	545,700	627,300	685,000	678,600

Silver produced (ounces)	8,509,300	6,494,300	8,184,100	6,498,700	6,618,500	6,143,400	8,688,200	6,764,100

Copper produced (thousands of pounds)	31,200	28,600	31,500	28,000	24,100	21,400	18,500	27,700

Lead produced (thousands of pounds)	39,400	33,600	45,900	38,500	39,200	36,500	46,100	34,400

Zinc produced (thousands of pounds)	98,400	66,400	95,000	66,500	63,800	55,600	97,900	54,200

Average realized gold price (per ounce)	$ 1,685	$ 1,719	$ 1,596	$ 1,516	$ 1,707	$ 1,394	$ 1,663	$ 1,378

Average London spot gold price (per ounce)	$ 1,652	$ 1,702	$ 1,609	$ 1,506	$ 1,691	$ 1,386	$ 1,688	$ 1,367

Earnings from operations and associates	$ 730	$ 610	$ 404	$ 550	$ 519	$ 533	$ 545	$ 560

Earnings from continuing operations (1)	$ 498	$ 336	$ 268	$ 489	$ 479	$ 651	$ 405	$ 351

Earnings from discontinued operations, net of tax (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 205

Net earnings	$ 498	$ 336	$ 268	$ 489	$ 479	$ 651	$ 405	$ 556

Net earnings attributable to shareholders of Goldcorp	$ 498	$ 336	$ 268	$ 489	$ 479	$ 651	$ 405	$ 560

Earnings from continuing operations per share

– Basic	$ 0.61	$ 0.42	$ 0.33	$ 0.61	$ 0.59	$ 0.82	$ 0.50	$ 0.48

– Diluted	$ 0.61	$ 0.41	$ 0.26	$ 0.52	$ 0.51	$ 0.81	$ 0.39	$ 0.47

Net earnings per share

– Basic	$ 0.61	$ 0.42	$ 0.33	$ 0.61	$ 0.59	$ 0.82	$ 0.50	$ 0.76

– Diluted	$ 0.61	$ 0.41	$ 0.26	$ 0.52	$ 0.51	$ 0.81	$ 0.39	$ 0.75

Cash flows from operating activities	$ 434	$ 723	$ 554	$ 330	$ 322	$ 586	$ 727	$ 681

Total cash costs - by-product (per gold ounce) (2)	$ 220	$ 258	$ 370	$ 185	$ 251	$ 188	$ 261	$ 164

Total cash costs - co-product (per gold ounce) (3)	$ 660	$ 551	$ 619	$ 553	$ 648	$ 504	$ 529	$ 472

Dividends paid	$ 109	$ 82	$ 110	$ 82	$ 109	$ 75	$ 91	$ 55

Cash and cash equivalents	$ 894	$ 1,476	$ 1,221	$ 1,378	$ 1,394	$ 1,280	$ 1,502	$ 556

GOLDCORP  |  5

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(1)

The Company’s interest in Terrane Metals Corp., which was disposed of on October 20, 2010 and previously reported as a separate operating segment, has been reclassified as discontinued operations for the 2010 comparative period.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(3)

Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

GOLDCORP  |  6

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended September 30, 2012 compared to the three months ended September 30, 2011

Net earnings attributable to shareholders of Goldcorp for the third quarter of 2012 were $498 million, or $0.61 per share, compared to $336 million, or $0.42 per share, in the third quarter of 2011. Compared to the third quarter of 2011, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2012 were impacted significantly by the following factors:

•

Revenues increased by $230 million, or 18%, primarily due to a $58 million increase in gold revenues resulting from an 8% increase in gold sales volume, partially offset by a 2%, or $34 per ounce, decrease in the average realized gold price; a $52 million increase in silver revenues resulting from a 55%, or 3.2 million ounce, increase in silver sales volume primarily as a result of record production at Peñasquito, partially offset by a 17%, or $5.43 per ounce, decrease in the average realized silver price; a $96 million increase in copper revenues primarily due to an 87%, or 20.7 million pound, increase in copper sales volume at Alumbrera due to catch-up sales in the third quarter following a temporary suspension of shipments in the second quarter of 2012, and a 39%, or $1.01 per pound, increase in the average realized copper price; and an increase in lead and zinc sales of $30 million, net of treatment and refining charges, from Peñasquito, primarily due to higher sales volumes;

•

Production costs increased by $186 million, or 40%, primarily due to higher sales volumes and higher export retention taxes payable by Alumbrera as a result of shipments resuming in July as mentioned above, higher labour, consumables and power costs; partially offset by the favourable impact of foreign exchange movements. The weakening of the Canadian dollar and the Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 3% and 2%, respectively;

•	Depreciation and depletion increased by $25 million, or 15%, primarily due to higher sales volumes;

•

Net earnings from associates of $102 million in the third quarter of 2012, primarily due to a reversal of previously recognized impairment expenses in respect of the Company’s equity interest in Primero;

•	A $6 million increase in corporate administration expense primarily as a result of an increase in general corporate activity;

•	A $6 million impairment expense recognized in the third quarter of 2012 in respect of certain of the Company’s available-for-sale equity and marketable securities;

•

A $93 million net loss on derivatives comprising of an $86 million unrealized loss on the conversion feature of the Company’s convertible notes (the “Company’s Notes”); a $20 million loss on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); partially offset by a $13 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $20 million net loss on derivatives in the third quarter of 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s Notes; a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a net gain of $16 million on the Silver Wheaton silver contract and an unrealized gain of $1 million on investments in warrants;

•

Other income of $2 million was primarily comprised of an $8 million gain arising on the reversal of an impairment expense recognized in respect of the Primero 1-year convertible note during the second quarter of 2012 which was settled in Primero shares during the third quarter of 2012, partially offset by a $3 million expense recognized in respect of settlement of certain of the Company’s silver delivery obligations. Other expenses of $13 million in the third quarter of 2011 was comprised mainly of $17 million in foreign exchange losses primarily arising from value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars;

GOLDCORP  |  7

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•

A higher effective rate in the third quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The overall tax expense for the third quarter of 2012 was negatively impacted by the non-deductible mark-to-market loss on the conversion feature of the Company’s Notes and the Silver Wheaton silver contract. This was partially offset with the reversal of the impairment of the Company’s investment in Primero not being tax effected because of previously unrecognized unrealized capital losses on the original impairments. Additionally the effective tax rate is higher for the third quarter of 2012 due to the relative weighting of earnings to higher rate jurisdictions in 2012; and

•

Income tax for the third quarter of 2012 was impacted by a $52 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $96 million foreign exchange loss in the third quarter of 2011.

Adjusted net earnings amounted to $441 million, or $0.54 per share (1), for the three months ended September 30, 2012, and was comparable to adjusted net earnings of $450 million, or $0.56 per share, for the three months ended September 30, 2011 as higher production costs offset the increase in revenues.

Total cash costs (by-product) decreased to $220 per gold ounce (2), in the third quarter of 2012, as compared to $258 per gold ounce in the third quarter of 2011. The decrease in cash costs per ounce was primarily due to higher by-product credits.

Capital expenditures of $669 million were incurred (including $96 million of deposits), 61% of which related to the capital projects for Pueblo Viejo ($132 million); Cerro Negro ($126 million); Éléonore ($118 million); El Morro ($12 million); and Cochenour ($23 million). The remaining $258 million related to sustaining and capital expenditures primarily at the Company’s operating mine sites, mainly at Peñasquito ($82 million) and Red Lake ($46 million).

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  8

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2012 compared to the three months ended June 30, 2012

Net earnings attributable to shareholders of Goldcorp for the third quarter of 2012 were $498 million, or $0.61 per share, compared to $268 million, or $0.33 per share, in the second quarter of 2012. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2012 were impacted significantly by the following factors:

•

Revenues increased by $425 million, or 38%, primarily due to a $193 million increase in gold revenues resulting from a 16% increase in gold sales volume and a 6%, or $89 per ounce, increase in the average realized gold price; a $75 million increase in silver revenues resulting from a 27%, or 1.9 million ounces, increase in silver sales volume as a result of record sales at Peñasquito and an 11%, or $2.70 per ounce, increase in the average realized silver price; a $140 million increase in copper revenues primarily due to an increase of 37.5 million pounds in copper sales volume at Alumbrera due to catch-up sales in the third quarter following a temporary suspension of shipments in the second quarter of 2012, and a 54%, or $1.27 per pound, increase in the average realized copper price; and an increase in lead and zinc revenues of $17 million, net of treatment and refining charges, from Peñasquito primarily due to higher realized prices and higher zinc sales volumes;

•

Production costs increased by $181 million, or 39%, primarily due to higher sales volumes and higher export retention tax payable by Alumbrera as a result of shipments resuming in July as mentioned above, and the unfavourable impact of foreign exchange movements. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately 1% and 1%, respectively;

•	Depreciation and depletion increased by $34 million, or 22%, mainly due to higher sales volumes;

•

An increase of $119 million in net earnings from associates, primarily due to a reversal of previously recognized impairment expenses in respect of the Company’s equity interest in Primero and a decrease in net equity losses from the Company’s equity interest in Tahoe of $10 million in the third quarter of 2012;

•

A $6 million impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities during the third quarter of 2012 as compared to a $57 million impairment expense in the prior quarter;

•

A $93 million net loss on derivatives comprising of an $86 million unrealized loss on the conversion feature of the Company’s Notes; a $20 million loss on the Silver Wheaton silver contract; partially offset by a $13 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $67 million net gain on derivatives comprised of a $48 million unrealized gain on the conversion feature of the Company’s Notes; a $16 million net gain on the Silver Wheaton silver contract; and a $3 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

Other income of $2 million was primarily comprised of an $8 million gain arising on the reversal of an impairment expense recognized in respect of the Primero 1-year convertible note during the second quarter of 2012 which was settled in Primero shares during the third quarter of 2012, partially offset by a $3 million expense recognized in respect of settlement of certain of the Company’s silver delivery obligations. Other expenses of $8 million in the prior quarter primarily comprised of the $8 million impairment expense recognized in respect of the Primero 1-year convertible note and a foreign exchange loss of $8 million, partially offset by a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties and $3 million of interest income;

•

A higher effective rate in the third quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The overall tax expense for the third quarter of 2012 was negatively impacted by the non-deductible mark-to-market loss on the conversion feature of the Company’s Notes and the Silver Wheaton silver contract. In the second quarter of 2012 there was a non-taxable mark-to-market gain on the conversion feature of the Company’s Notes. The non-deductible losses noted were partially offset by the reversal of the impairment of the

GOLDCORP  | 9

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Company’s investment in Primero not being tax effected because of previously unrecognized unrealized capital losses on the original impairments. The second quarter of 2012 was also favorably impacted by the settlement of certain past tax positions.

•

Income tax for the third quarter of 2012 was impacted by a $52 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $53 million foreign exchange loss in the second quarter of 2012.

Adjusted net earnings amounted to $441 million, or $0.54 per share (1), for the three months ended September 30, 2012, compared to $332 million, or $0.41 per share, for the second quarter of 2012. Compared to the prior quarter, adjusted net earnings increased primarily due to higher revenues as a result of increased sales volumes due to record Peñasquito production and resumption of Alumbrera shipments as well as increases in the average realized prices; partially offset by higher production costs.

Total cash costs (by-product) decreased to $220 per gold ounce (2), in the third quarter of 2012, as compared to $370 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to higher by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  | 10

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2012 compared to the nine months ended September 30, 2011

Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2012 were $1,245 million or $1.54 per share, compared to $1,476 million or $1.84 per share for the nine months ended September 30, 2011. Compared to the nine months ended September 30, 2011, net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2012 were impacted significantly by the following factors:

•

Revenues increased by $153 million, or 4%, primarily due to a $44 million increase in gold revenues resulting from an 8%, or $126 per ounce, increase in the average realized gold price, partially offset by a 6% decrease in gold sales volumes; a $74 million increase in silver revenues due to a 6.4 million ounces increase in silver sales volume, primarily at Peñasquito; partially offset by a 15%, or $4.48 per ounce, decrease in the average realized silver price; and a net increase of $41 million in lead and zinc revenues, net of treatment and refining charges from Peñasquito due to increased sales volumes. Copper revenues were consistent with the comparative period;

•

Production costs increased by $247 million, or 17%, primarily due to higher labour and consumables costs partially offset by lower YMAD payments payable by Alumbrera, capitalized development related to stripping activities, and the favourable impact of foreign exchange gains. Additionally, production costs in the comparative period were reduced by recoveries recognized in respect of revisions to estimates in reclamation and closure cost obligations at certain of the Company’s closed sites;

•	Depreciation and depletion decreased by $5 million due to lower sales volumes;

•	An increase of $10 million in exploration expenditures arising from drilling programmes at Porcupine and Musselwhite;

•

An increase of $75 million in net earnings from associates, primarily due to a gain arising from a reversal of previously recognized impairment expenses with respect to the Company’s equity interest in Primero recognized in the third quarter of 2012;

•	Corporate administration increased by $16 million, or 9%, due to higher corporate activities, corporate social responsibility and community contributions;

•	A $67 million increase in impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•

A $320 million net gain on securities ($279 million after tax) in the comparative period due to the sale of the Company’s equity interest in Osisko Mining Corporation (“Osisko”) in the first quarter of 2011;

•

A $29 million gain on derivatives for the nine months ended September 30, 2012 comprising a $36 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; a $14 million unrealized gain on the conversion feature of the Company’s Notes; partially offset by a $20 million loss on the Silver Wheaton silver contract and a $1 million loss on investment in warrants. A $5 million net loss on derivatives for the nine months ended September 30, 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s Notes; a net loss of $5 million on the Silver Wheaton silver contract; and a $5 million unrealized loss on investments in warrants; offset by a $28 million net gain on the Company’s share purchase warrants which were exercised or expired during the second quarter of 2011 and net gain of $9 million on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

Other income of $8 million comprised primarily of interest income earned on the Company’s cash and cash equivalents and the Primero Notes. Other income of $22 million for the nine months ended September 30, 2011 was mainly comprised of $6 million in foreign exchange gains primarily arising on cash and cash equivalents denominated in Canadian dollars, $9 million in interest income and proceeds of $5 million from an insurance claim in the first quarter of 2011;

GOLDCORP  | 11

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•	The effective rate for the nine months ended September 30, 2012 was comparable to the effective rate for the nine months ended September 30, 2011; and

•

Income tax for the nine months ended September 30, 2012 was impacted by a $54 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $60 million foreign exchange loss for the nine months ended September 30, 2011.

Adjusted net earnings amounted to $1,177 million, or $1.45 per share (1), for the nine months ended September 30, 2012, compared to $1,255 million, or $1.56 per share, for the nine months ended September 30, 2011. Compared to the nine months ended September 30, 2011, adjusted net earnings were primarily impacted by higher production costs due to cost increases, lower sales volumes, and higher corporate administration and exploration costs.

Total cash costs (by-product) were higher at $277 per ounce (2), as compared to $209 per ounce in the comparative period. The increase was primarily due to higher production costs, partially offset by higher by-product credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  | 12

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$207	121,200	124,200	$1,668	$110	$535

	2011	$216	127,000	127,400	$1,694	$140	$405
Porcupine	2012	87	53,100	52,000	1,659	24	929

	2011	130	76,300	75,800	1,719	66	614
Musselwhite	2012	107	65,500	64,600	1,655	47	699

	2011	102	59,700	57,900	1,757	46	778
Peñasquito (1)	2012	519	126,000	132,700	1,758	245	(608)

	2011	271	55,800	50,200	1,769	86	(796)
Los Filos	2012	131	79,700	79,200	1,648	71	575

	2011	127	73,200	74,300	1,691	77	490
El Sauzal	2012	28	15,500	16,800	1,670	6	806

	2011	44	26,100	25,500	1,721	21	475
Marlin (1)	2012	130	47,900	49,500	1,665	52	40

	2011	225	95,000	88,600	1,719	151	(347)
Alumbrera (1)	2012	256	40,500	55,700	1,715	103	(628)

	2011	126	38,200	33,600	1,773	46	(45)
Marigold	2012	38	22,600	23,000	1,650	14	839

	2011	43	25,600	25,400	1,678	18	788
Wharf	2012	35	19,500	20,100	1,652	20	595

	2011	24	15,200	12,800	1,699	13	614
Other (2)	2012	-	1,000	-	-	38	-

	2011	-	-	-	-	(54)	-
Total	2012	$1,538	592,500	617,800	$1,685	$730	$220

	2011	$1,308	592,100	571,500	$1,719	$610	$258

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates, and includes the Company’s share of gold ounces produced at Pueblo Viejo.

GOLDCORP  | 13

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$560	339,400	338,200	$1,657	$304	$540

	2011	$715	468,000	470,200	$1,518	$465	$355
Porcupine	2012	311	188,700	187,700	1,649	116	781

	2011	308	198,400	198,200	1,556	116	680
Musselwhite	2012	294	175,200	178,500	1,646	110	784

	2011	286	185,800	184,600	1,545	118	716
Peñasquito (1)	2012	1,275	298,400	309,500	1,710	544	(596)

	2011	847	171,800	165,500	1,563	294	(1,011)
Los Filos	2012	408	247,600	246,800	1,647	233	543

	2011	383	251,300	251,300	1,517	219	449
El Sauzal	2012	99	60,500	59,700	1,650	32	637

	2011	112	73,000	72,100	1,547	43	519
Marlin (1)	2012	415	157,800	161,800	1,646	196	(43)

	2011	584	251,700	246,100	1,548	380	(347)
Alumbrera (1)	2012	426	104,800	90,100	1,713	157	(720)

	2011	434	110,300	104,900	1,563	162	(381)
Marigold	2012	112	68,000	67,400	1,653	49	746

	2011	114	74,700	73,500	1,537	41	779
Wharf	2012	100	54,400	55,800	1,644	55	619

	2011	64	41,800	38,800	1,526	29	724
Other (2)	2012	-	1,000	-	-	(143)	-

	2011	-	-	-	-	(174)	-
Total	2012	$4,000	1,695,800	1,695,500	$1,664	$1,653	$277

	2011	$3,847	1,826,800	1,805,200	$1,538	$1,693	$209

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates, and includes the Company’s share of gold ounces produced at Pueblo Viejo.

GOLDCORP  | 14

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore milled	208,000	216,000	220,100	226,300	201,200

Average mill head grade (grams/tonne)	19.18	16.02	16.32	22.18	19.95

Average recovery rate	96%	96%	96%	96%	97%

Gold (ounces)

– Produced	121,200	104,000	114,200	154,000	127,000

– Sold	124,200	99,200	114,800	153,000	127,400

Average realized gold price (per ounce)	$1,668	$1,604	$1,692	$1,664	$1,694

Total cash costs (per ounce)	$535	$568	$523	$374	$405

Financial Data

Revenues	$207	$158	$195	$256	$216

Depreciation and depletion	$21	$17	$18	$22	$20

Earnings from operations	$110	$82	$112	$171	$140

Expenditures on mining interests	$68	$72	$61	$67	$75

With the completion of the de-stressing work at the 41 level late in the second quarter of 2012, and the 45 level in the third quarter, an increased number of mine headings in the High Grade Zone became available, resulting in higher tonnage and grade out of the zone, while mineralization in the Footwall Zone was as expected. The completion of the 2012 de-stress program will allow increased flexibility for the remainder of the year.

Gold production for the third quarter of 2012 of 121,200 ounces was 5%, or 5,800 ounces, less than in the third quarter of 2011 due to 4% lower grades, slightly offset by 3% higher tonnage. Campbell mine sequencing and dilution contributed to the lower grades, partially offset by increased production from the High Grade Zone. The increase in tonnes milled was attributable to increased productivity at both mine complexes.

Cash costs for the third quarter of 2012 were 32%, or $130 per ounce, higher than in the third quarter of 2011 due to lower gold production ($10 per ounce) and higher operating costs ($136 per ounce), partially offset by a weaker Canadian dollar ($16 per ounce). The increase in operating costs was primarily attributable to increased contractor costs ($8 million), higher energy costs ($3 million), increased consumable costs ($2 million) and higher employee costs ($2 million). Contractor costs remain elevated as a result of increased long-hole and definition drilling focused on creating more grade predictability. Energy costs in the third quarter of 2011 included the cumulative rebate received upon implementation of the energy management plan.

Gold production for the third quarter of 2012 was 17%, or 17,200 ounces, higher than in the second quarter of 2012 due to 20% higher grades, partially offset by 4% lower tonnage. The improvement in grades was primarily attributable to the High Grade Zone, which provided 25% higher tonnes and grades as compared to the prior quarter. The decrease in tonnes milled was attributable to temporary mine service delays.

Cash costs for the third quarter of 2012 were 6%, or $33 per ounce, lower than in the prior quarter due to higher gold production ($115 per ounce), partially offset by higher operating costs ($79 per ounce) and a stronger Canadian dollar ($3 per ounce). The increase in

GOLDCORP  | 15

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

operating costs was primarily attributable to an increase in contractor costs ($8 million) and increased consumable costs ($4 million), partially offset by lower employee costs ($2 million).

Drilling continued during the third quarter from the 4199 exploration ramp. New results continue to confirm the extension of the High Grade Zone to the 55 level. The existence of additional high grade intercepts below the 55 level highlight high grade potential down to the 57 level. Additional drilling also continues to test and extend the newly discovered NXT zone between the 47 and 52 levels, which is adjacent to the High Grade Zone, continuing to extend the structure up dip and along strike. An exploration drift has been collared on the 47 level to provide closer drill access and to develop this new structure.

GOLDCORP  |  16

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three Months Ended
Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore milled	1,037,300	1,023,200	1,017,800	1,074,200	1,010,100

Hoyle Pond underground (tonnes)	71,300	72,300	62,500	83,600	79,200

Hoyle Pond underground (grams/tonne)	8.48	17.72	12.14	13.03	18.36

Dome underground (tonnes)	110,400	101,400	127,800	107,100	85,300

Dome underground (grams/tonne)	4.15	4.75	5.22	6.19	4.09

Stockpile (tonnes)	855,600	849,500	827,500	883,500	845,600

Stockpile (grams/tonne)	0.81	0.81	0.82	0.84	0.94

Average mill head grade (grams/tonne)	1.67	2.40	2.07	2.32	2.57

Average recovery rate	93%	95%	92%	91%	93%

Gold (ounces)

– Produced	53,100	74,900	60,700	74,700	76,300

– Sold	52,000	75,200	60,500	74,900	75,800

Average realized gold price (per ounce)	$1,659	$1,604	$1,696	$1,668	$1,719

Total cash costs (per ounce)	$929	$674	$786	$593	$614

Financial Data

Revenues	$87	$121	$103	$126	$130

Depreciation and depletion	$11	$14	$13	$20	$19

Earnings from operations (1)	$24	$53	$39	$16	$66

Expenditures on mining interests	$29	$27	$22	$24	$24

(1)

Earnings from operations for the three months ended December 31, 2011 were impacted by a non-cash provision of $42 million related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites.

Gold production for the third quarter of 2012 was 30%, or 23,200 ounces, lower than in the third quarter of 2011 primarily due to 35% lower grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 54% lower grades due to sequencing of mining in the high grade section of the VAZ zone and 10% fewer tonnes due to temporary underground electrical service constraints as mining activities were spread across more zones of the mine. The Dome underground operation experienced 29% higher tonnage due to more available bulk stopes in the mine plan. The Stockpile reclaim sequence moved into the lower grade Dome stockpile, as planned, providing 14% lower grades than in the third quarter of 2011.

Cash costs for the third quarter of 2012 were 51%, or $315 per ounce, higher than in the third quarter of 2011 due to lower gold production ($281 per ounce) and higher operating costs ($59 per ounce), partially offset by a weaker Canadian dollar ($25 per ounce). The increase in operating costs was primarily due to higher energy costs ($3 million). Energy costs in the third quarter of 2011 included the cumulative rebate received upon implementation of the energy management plan.

Gold production for the third quarter of 2012 was 29%, or 21,800 ounces, lower than in the second quarter of 2012 due to 30% lower grades and 2% lower recovery at consistent tonnage throughput. The Hoyle Pond underground operation experienced 52% lower grades at similar tonnage due to sequencing of mining in the high grade section of the VAZ zone. The Dome underground operation

GOLDCORP  |  17

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

experienced 13% lower grades due to a lack of available higher grade long-hole stopes, and 9% higher tonnage due to a higher number of available bulk stopes in the mine sequence. Material reclaimed from Stockpile provided 1% lower tonnage, as planned.

Cash costs for the third quarter of 2012 were 38%, or $255 per ounce, higher than in the prior quarter due to lower gold production ($301 per ounce) and a stronger Canadian dollar ($7 per ounce), partially offset by lower operating costs ($53 per ounce). The decrease in operating costs was attributable to lower employee costs ($2 million) and lower maintenance and consumable costs ($1 million).

Underground exploration at Hoyle Pond in the third quarter of 2012 was focused on growing and delineating the TVZ Bulk Zone. Underground drilling continued on extensions of known zones with favourable intersections on the VAZ and UP Splay Zones. Surface drilling continued to follow up on mineralization intersected north of the Dome Mine, as well as near to Hoyle Pond with tighter spaced drilling around higher grade intersections in the sediments.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (internal shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During the third quarter of 2012, work focused on the construction, assembly, and commissioning of the sinking plant and Galloway work stage. Shaft sinking below the 440 metre level commenced, advancing 50 metres. Expenditures for the third quarter of 2012 were $8 million, with year to date expenditures of $22 million.

Work related to the Hollinger open pit project focused on the advancement of haul road construction between the Hollinger site and the Dome mill to 3.8 kilometres. Construction of the haul road overpasses over the Vipond and Gold Mine roads was completed. The noise, dust and vibration monitoring system was successfully installed at the Hollinger site and is now active. Development of the project is ongoing, with the mine expected to begin production in the fourth quarter of 2012 subject to receipt of necessary permits.

GOLDCORP  |  18

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended
Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore milled	339,500	308,100	327,400	341,300	301,200

Average mill head grade (grams/tonne)	6.15	6.00	5.43	5.47	6.25

Average recovery rate	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	65,500	56,500	53,200	56,800	59,700

– Sold	64,600	58,100	55,800	56,900	57,900

Average realized gold price (per ounce)	$1,655	$1,598	$1,684	$1,669	$1,757

Total cash costs (per ounce)	$699	$819	$844	$753	$778

Financial Data

Revenues	$107	$93	$94	$95	$102

Depreciation and depletion	$12	$11	$10	$9	$9

Earnings from operations	$47	$32	$31	$40	$46

Expenditures on mining interests	$33	$25	$19	$21	$12

Gold production for the third quarter of 2012 was 10%, or 5,800 ounces, higher than in the third quarter of 2011 due to a 13% increase in mill throughput, partially offset by a 2% decrease in grades. Mill throughput was negatively impacted in the third quarter of 2011 by a 20-day mine evacuation due to a forest fire in the area, which resulted in the mill being shut down for most of July. Grades were slightly lower in the third quarter of 2012 due to a different sequencing of stoping fronts between the PQ Deeps and Lynx mining zones.

Cash costs for the third quarter of 2012 were 10%, or $79 per ounce, lower than in the third quarter of 2011 due to increased gold production ($80 per ounce) and a weaker Canadian dollar ($20 per ounce), partially offset by higher operating costs ($21 per ounce). The increase in operating costs was attributable to increased labour costs ($2 million), increased power and consumables costs ($2 million), increased fuel usage and cost ($1 million), partially offset by lower operating development costs ($3 million).

Gold production for the third quarter of 2012 was 16%, or 9,000 ounces, higher than in the second quarter of 2012. The higher production was attributable to a 10% increase in mill throughput and a 3% increase in grades. Mill throughput was lower in the prior quarter due to a planned maintenance shutdown and interception of a significant methane gas pocket. The grades were higher in the third quarter of 2012 due to a better stope performance from the PQ Deeps mining areas.

Cash costs for the third quarter of 2012 were 15%, or $120 per ounce, lower than in the prior quarter due to increased gold production ($81 per ounce) and lower operating costs ($43 per ounce), partially offset by a stronger Canadian dollar ($4 per ounce). The decrease in operating costs was primarily attributable to reduced operating development costs ($3 million) and lower maintenance and power costs ($2 million), partially offset by increased consumables and royalty costs ($2 million).

Exploration in the third quarter of 2012 continued to focus on the northern extension of the Lynx Zone from surface and underground, drilling of the West Limb and the underground extension of the PQ Deeps and T-Antiform. Surface drilling returned encouraging results on the Lynx Zone both on the North Shore and the barge drilling, on sections 13,600N and 14,100N, 300 metres and 800 metres north of current development respectively. Additionally, more mineralized shear zones were intersected on the West Limb. Underground drilling in the PQ Deeps continues to return positive results north of the 2011 resource boundary, together with more positive results for the S2 zone.

GOLDCORP  |  19

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three Months Ended
Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011
Tonnes of ore mined – sulphide	10,395,400	9,607,300	7,159,500	10,075,000	6,529,000
Tonnes of ore mined – oxide	1,068,200	1,703,300	1,065,300	1,959,400	2,161,400
Tonnes of waste removed	28,044,500	30,192,100	32,225,100	24,223,400	26,074,600
Tonnes of total material mined	39,508,100	41,502,700	40,449,900	36,257,800	34,765,000
Ratio of waste to ore	2.4	2.7	3.9	2.0	3.0
Average head grade
Gold (grams/tonne)	0.60	0.48	0.36	0.44	0.36
Silver (grams/tonne)	31.71	28.31	24.84	28.68	25.27
Lead	0.26%	0.31%	0.31%	0.35%	0.33%
Zinc	0.70%	0.68%	0.56%	0.76%	0.63%
Sulphide Ore
Tonnes of ore milled	9,339,800	9,586,800	8,393,100	8,617,000	7,084,500
Average recovery rate
Gold	73%	70%	64%	66%	58%
Silver	79%	79%	75%	77%	73%
Lead	78%	76%	73%	74%	68%
Zinc	80%	78%	72%	79%	76%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	37,300	41,600	35,400	39,800	28,500
Zinc Concentrate (DMT)	89,400	88,000	58,100	89,200	57,100
Gold (ounces)	119,400	93,400	56,000	71,800	42,800
Silver (ounces)	6,738,700	6,194,200	4,530,100	5,486,000	3,779,600
Lead (thousands of pounds)	39,400	45,900	39,200	46,100	33,600
Zinc (thousands of pounds)	98,400	95,000	63,800	97,900	66,400
Oxide Ore
Tonnes of ore processed	1,068,200	1,703,300	1,065,300	1,959,400	2,161,400
Produced
Gold (ounces)	6,600	10,400	12,600	10,500	13,000
Silver (ounces)	239,700	376,500	425,300	379,600	423,600
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	126,000	103,800	68,600	82,300	55,800
Silver (ounces)	6,978,400	6,570,700	4,955,400	5,865,600	4,203,200
Lead (thousands of pounds)	39,400	45,900	39,200	46,100	33,600
Zinc (thousands of pounds)	98,400	95,000	63,800	97,900	66,400
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	132,700	89,300	87,500	67,900	50,200
Silver (ounces)	7,483,300	5,478,900	7,045,000	5,103,000	3,819,800
Lead (thousands of pounds)	41,700	42,200	52,400	40,200	29,200
Zinc (thousands of pounds)	96,600	90,800	75,900	78,500	67,400
Average realized prices
Gold (per ounce)	$1,758	$1,584	$1,766	$1,607	$1,769
Silver (per ounce) (1)	$26.34	$23.17	$25.43	$23.26	$30.64
Lead (per pound)	$1.04	$0.84	$0.96	$0.89	$1.00
Zinc (per pound)	$0.92	$0.84	$0.98	$0.84	$0.93
Total Cash Costs - by-product (per ounce of gold) (2)	$(608)	$(425)	$(751)	$(447)	$(796)
Total Cash Costs - co-product (per ounce of gold) (2)	$625	$642	$726	$768	$862

GOLDCORP  |  20

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
Financial Data and Key Performance Indicators	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011
Revenues (1)	$519	$337	$419	$297	$271
Depreciation and depletion	$65	$48	$50	$46	$38
Earnings from operations (1)	$245	$130	$169	$82	$86
Expenditures on mining interests	$48	$71	$72	$81	$51
Mining cost per tonne	$1.93	$1.58	$1.70	$1.89	$1.55
Milling cost per tonne	$7.39	$7.70	$9.55	$8.47	$8.96
General and administrative cost per tonne milled	$1.90	$1.52	$1.89	$2.39	$1.98
Off-site cost per tonne sold (lead) (3)	$751	$745	$623	$622	$616
Off-site cost per tonne sold (zinc) (3)	$324	$321	$350	$342	$355

(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.99 per ounce. The remaining 75% of silver ounces are sold at market rates.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for three months ended September 30, 2012 would be $625 per ounce of gold, $11.39 per ounce of silver, $0.73 per pound of lead and $0.54 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.99 per ounce with the remaining 75% of silver ounces sold at market rates.

(3)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for the third quarter of 2012 was 126%, or 70,200 ounces, higher than in the third quarter of 2011 due to higher sulphide mill throughput, higher ore grades as mining progressed in phases 3 and 4 of Peñasco pit and metallurgical recoveries, partially offset by lower oxide gold production. Record gold and other metal production for the third quarter of 2012 was achieved despite the continued impact of water shortages from lower well field production. The plant achieved throughput of 100,000 tonnes per day during the third quarter as expected. The Company continues to focus on activities to further optimize the economics of the operations.

Work continues on the drilling of additional water wells in the current well field. A Water and Tailings Study to optimize potential long term water constraints and tailings operations commenced during the third quarter and is anticipated to be completed during the first half of 2013. Full year gold production guidance of between 370,000 to 390,000 ounces for 2012 remains unchanged.

Cash costs on a by-product basis were $(608) per ounce for the third quarter of 2012 as compared to $(796) per ounce in the third quarter of 2011 and $(425) per ounce for the second quarter of 2012.

On a co-product basis, cash costs for the third quarter of 2012 were $625 per ounce, and 27%, or $237 per ounce, lower than in the third quarter of 2011 due principally to higher gold sales volumes ($536 per ounce) and a weaker Mexican peso ($26 per ounce), partially offset by higher operating costs ($325 per ounce). The increase in operating costs was attributable mainly to the continued increase in higher fuel prices, tire consumption, water concession charges, off-site costs and lower capitalized development related to stripping activities.

Gold production for the third quarter of 2012 was 21%, or 22,200 ounces, higher than in the second quarter of 2012. In comparison to the prior quarter, Peñasquito experienced 3% lower mill throughput, 25% higher grades and 4% higher metallurgical recoveries.

Co-product cash costs for the third quarter of 2012 were 3%, or $17 per ounce, lower than in the prior quarter due to higher gold sales volumes ($210 per ounce), partially offset by higher operating costs ($181 per ounce) and a stronger Mexican peso ($12 per ounce). The higher operating costs were primarily attributable to lower labour costs in the prior quarter that subsequently increased in the third quarter of 2012 to normal levels, lower capitalized development related to stripping activities, higher explosives prices and increased tire consumption in the third quarter of 2012.

GOLDCORP  |  21

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

The provisional pricing impact of higher realized gold, silver and zinc prices during the third quarter of 2012 was a positive $4 million, which primarily related to silver sales ($3 million) and lead sales ($1 million) in the second quarter of 2012 that settled in the third quarter of 2012. The provisional pricing impact in the second quarter was negative $8 million.

Activities in the latter part of 2012 and 2013 will continue to focus on the exploration for and development of additional fresh water wells, and continued optimization of the mining processes and the sulphide processing and tailings facilities. Progress continues with the construction of the Waste Rock Overland Conveyor system, which remains on track for commissioning in the fourth quarter of 2012.

Throughout the third quarter of 2012, exploration continued to intersect the deep stockwork zones, mantos and copper targets beneath and adjacent to the current open pit workings. One hole has been completed and seven are in progress, with a total of 7,955 metres completed by the end of the third quarter of 2012.

GOLDCORP  |  22

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended

Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore mined	7,030,400	6,587,200	7,391,100	7,124,100	6,639,200

Tonnes of waste removed	10,564,100	9,069,900	10,368,400	9,974,600	12,327,500

Ratio of waste to ore	1.5	1.4	1.4	1.4	1.9

Tonnes of ore processed	7,066,600	6,693,300	7,404,300	7,228,000	6,684,100

Average grade processed (grams/tonne)	0.65	0.69	0.70	0.75	0.74

Average recovery rate (1)	48%	47%	47%	47%	47%

Gold (ounces)

– Produced	79,700	85,200	82,700	85,200	73,200

– Sold	79,200	84,700	82,900	83,600	74,300

Average realized gold price (per ounce)	$1,648	$1,597	$ 1,698	$ 1,661	$ 1,691

Total cash costs (per ounce)	$575	$535	$ 521	$ 503	$ 490

Financial Data

Revenues	$131	$136	$ 141	$ 139	$ 127

Depreciation and depletion	$14	$14	$ 11	$ 13	$ 13

Earnings from operations	$71	$76	$ 86	$ 83	$ 77

Expenditures for mining interests	$16	$27	$ 17	$ 13	$ 29

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the third quarter of 2012 was 9%, or 6,500 ounces, higher than in the third quarter of 2011 mainly due to an improvement in leaching efficiency resulting from a 16% increase in solution throughput.

Cash costs for the third quarter of 2012 were 17%, or $85 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($136 per ounce), partially offset by an increase in gold production ($30 per ounce) and a weaker Mexican peso ($21 per ounce). The increase in operating costs was mainly attributable to higher reagents consumption ($4 million), tires and maintenance costs ($2 million) and fuel costs ($1 million).

Gold production for the third quarter of 2012 was 6%, or 5,500 ounces, lower than in the second quarter of 2012 mainly due to a decrease of 6% in grades as expected.

Cash costs for the third quarter of 2012 were 7%, or $40 per ounce, higher than in the second quarter of 2012 due to lower gold production ($36 per ounce), higher operating costs ($2 per ounce) and a stronger Mexican peso ($2 per ounce). The increase in operating costs was primarily attributable to higher reagents consumption ($2 million), tires ($1 million), explosives ($1 million) and fuel costs ($1 million).

The 2012 exploration program has continued to follow up on 2011 success through exploring the Los Filos pit towards the 4P south area, and the El Bermejal pit towards the northwest.

GOLDCORP  |  23

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended

Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore mined	529,300	568,600	576,500	483,400	555,300

Tonnes of waste removed	2,776,300	2,802,700	2,678,900	981,500	1,017,900

Ratio of waste to ore	5.2	4.9	4.6	2.0	1.8

Tonnes of ore milled	464,600	539,500	516,300	506,300	526,400

Average mill head grade (grams/tonne)	1.11	1.44	1.37	1.80	1.63

Average recovery rate	94%	94%	94%	94%	95%

Gold (ounces)

– Produced	15,500	23,600	21,400	27,500	26,100

– Sold	16,800	22,100	20,800	28,400	25,500

Average realized gold price (per ounce)	1,670	$1,595	$1,693	$1,674	$1,721

Total cash costs (per ounce)	$806	$538	$605	$535	$475

Financial Data

Revenues	$28	$36	$35	$48	$44

Depreciation and depletion	$8	$9	$9	$13	$11

Earnings from operations	$6	$13	$13	$19	$21

Expenditures on mining interests	$2	$3	$3	$2	$2

Gold production for the third quarter of 2012 was 41%, or 10,600 ounces, less than in the third quarter of 2011 as expected, primarily due to 32% lower grades and 12% lower tonnage processed.

Cash costs for the third quarter of 2012 were 70%, or $331 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($110 per ounce) and lower production ($262 per ounce), partially offset by a weaker Mexican peso ($41 per ounce). The increase in operating costs was mainly due to higher employee costs, insurance and security expenses.

Gold production for the third quarter of 2012 was 34%, or 8,100 ounces, less than in the second quarter of 2012 as expected, primarily due to 23% lower grades and 14% lower tonnes milled.

Cash costs for the third quarter of 2012 were 50%, or $268 per ounce, higher than in the second quarter of 2012 due primarily to lower gold production ($173 per ounce) and higher costs per ounce ($92 per ounce) and a stronger Mexican peso ($3 per ounce). The increase in operating costs was related to higher employee costs, contractors and maintenance costs due primarily to the completion of pre-stripping of the Trini Pit in the third quarter.

Pre-stripping of the Trini Pit concluded as scheduled with operations entering into the first ore benches. The Trini Pit will become the primary ore source for the remainder of the mine life. Exploration drilling continued and is limited to targets adjacent to the existing pits.

GOLDCORP  |  24

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended

Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore milled	489,100	487,700	477,900	525,300	415,900

Average mill head grade (grams/tonne)

– Gold	3.25	3.75	3.49	7.96	7.62

– Silver	111	113	118	186	188

Average recovery rate

– Gold	96%	96%	96%	95%	96%

– Silver	91%	91%	90%	89%	92%

Produced (ounces)

– Gold	47,900	56,700	53,200	130,700	95,000

– Silver	1,523,300	1,613,400	1,663,100	2,822,600	2,291,100

Sold (ounces)

– Gold	49,500	58,300	54,000	135,000	88,600

– Silver	1,567,000	1,660,500	1,669,000	3,050,400	2,002,000

Average realized price (per ounce)

– Gold	$1,665	$1,594	$1,684	$1,689	$1,719

– Silver	$30.49	$28.29	$32.61	$31.33	$36.02

Total cash costs (per ounce) (1)	$40	$20	$(187)	$(337)	$(347)

Financial Data

Revenues	$130	$140	$145	$323	$225

Depreciation and depletion	$26	$25	$21	$45	$31

Earnings from operations	$52	$66	$78	$227	$151

Expenditures on mining interests	$20	$23	$23	$33	$27

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2012 would be $597 per ounce of gold and $12.90 per ounce of silver (2011 – $345 and $5.36, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $625 per ounce of gold and $12.02 per ounce of silver for 2012 (2011 – $319 and $6.49, respectively).

Gold and silver production for the third quarter of 2012 was 50%, or 47,100 ounces, and 34%, or 767,800 ounces, lower than in the third quarter of 2011. The decrease in ounces for both gold and silver was due to 57% lower grades for gold and 41% lower grades for silver, partially offset by an 18% increase in tonnage processed. The lower grades were due to low grade ore processed from stockpiles following completion of open pit mining operations, as planned.

Cash costs for the third quarter of 2012 were 112%, or $387 per ounce, higher than in the third quarter of 2011 due to lower gold production ($369 per ounce) and higher operating costs ($170 per ounce), partially offset by higher silver by-product credits ($152 per ounce). The increase in operating costs was primarily attributable to higher underground contractor costs, higher general consumables costs resulting from higher tonnes of ore milled at lower grades and higher royalties as a result of the agreement to increase the royalty rate to 5% of revenue in January 2012.

GOLDCORP  |  25

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production for the third quarter of 2012 were 15%, or 8,800 ounces, and 6%, or 90,100 ounces, lower than in the second quarter of 2012. The decrease in gold ounces was due to 13% lower grades, while the decrease in silver ounces was due to 2% lower grades. Lower gold grades were due to processing ore from the low grade stockpile.

Cash costs for the third quarter of 2012 were 100%, or $20 per ounce, higher than in the second quarter of 2012 due to lower gold production ($147 per ounce) and higher operating costs ($33 per ounce), partially offset by higher silver credits per gold ounce ($160 per ounce). The increase in operating costs was primarily attributable to higher underground contractors costs ($2 million) and higher consumable costs ($1 million), partially offset by lower royalties ($1 million).

The permit for deposition of filtered tailings into the mined out Marlin pit was obtained in early October, allowing the filter plant to commence operations.

Exploration drilling in the third quarter of 2012 continued to focus on several near mine targets which include the Coral, Cochis and Delmy and La Hamaca mineralizations.

GOLDCORP  |  26

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore mined	3,252,900	3,270,300	2,311,700	3,023,700	2,320,900

Tonnes of waste removed	6,853,000	6,233,100	5,394,500	4,878,400	4,954,900

Ratio of waste to ore	2.1	1.9	2.3	1.6	2.1

Tonnes of ore milled	3,815,200	3,656,500	3,499,900	3,528,500	3,718,900

Average mill head grade

– Gold (grams/tonne)	0.45	0.43	0.36	0.30	0.44

– Copper	0.44%	0.45%	0.39%	0.30%	0.44%

Average recovery rate

– Gold	74%	71%	67%	69%	72%

– Copper	85%	86%	79%	79%	80%

Produced

– Gold (ounces)	40,500	36,700	27,600	23,200	38,200

– Copper (thousands of pounds)	31,200	31,500	24,100	18,500	28,600

Sold

– Gold (ounces)	55,700	9,700	24,700	29,100	33,600

– Copper (thousands of pounds)	44,300	6,800	21,600	23,000	23,700

Average realized price

– Gold (per ounce)	$1,715	$1,561	$1,771	$1,651	$1,773

– Copper (per pound)	$3.62	$2.35	$4.25	$3.70	$2.61

Total cash costs (per gold ounce) (1)	$(628)	$(207)	$(1,131)	$508	$(45)

Financial Data

Revenues	$256	$32	$138	$137	$126

Depreciation and depletion	$25	$9	$18	$13	$15

Earnings from operations	$103	$3	$51	$14	$46

Expenditures on mining interests	$16	$4	$3	$14	$12

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended September 30, 2012 would be $814 per ounce of gold and $1.95 per pound of copper (2011 – $646 and $1.83, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2012 would be $738 per ounce of gold and $1.94 per pound for copper (2011 – $892 and $1.47, respectively).

Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2012 was 6%, or 2,300 ounces, and 9%, or 2.6 million pounds, respectively, higher than in the third quarter of 2011 mainly due to higher tonnage milled and higher recoveries. Gold and copper recoveries were 3% and 6% higher than in the third quarter of 2011 primarily due to processing more fresh ore material.

Material mined in the third quarter of 2012 was 40% higher as compared to the third quarter of 2011 due primarily to a shorter haulage distance from phase 11 of the pit to the waste dump. Additionally, material mined in the third quarter of 2011 was impacted by restricted access to the bottom of the pit as a result of geotechnical instability in the pit.

GOLDCORP  |  27

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs in the third quarter of 2012 were $583 per ounce lower than in the third quarter of 2011 primarily due to higher by-product sales credits and higher gold sales volume as a result of the catch up in sales following suspension of shipments in May and June, due to the temporary reduction of the time permitted to repatriate export net proceeds by the Argentinean Ministry of Economy and Public Finance.

Goldcorp’s share of Alumbrera’s gold production in the third quarter of 2012 was 10%, or 3,800 ounces, higher than in the second quarter of 2012 due to 5% higher grades, 4% higher recoveries and 4% higher tonnage milled. Goldcorp’s share of Alumbrera’s copper production was 1%, or 0.3 million pounds, lower than in the second quarter of 2012, respectively, due to 2% lower grades and 1% lower recoveries, partially offset by higher tonnes of ore milled. The higher gold grades were due to processing material from deeper benches from phase 10 North and West while copper grades were slightly lower compared to previous quarter. Gold recovery was 4% higher in the third quarter of 2012 as compared to the prior quarter primarily due to the higher head grades.

Cash costs for the third quarter of 2012 were 203%, or $421 per ounce, lower than in the second quarter of 2012 primarily due to higher by-product sales credits and higher gold sales volume as a result of the resumption of shipments following the temporary suspension of sales in the second quarter of 2012. Alumbrera expects to ship the remaining balance of delayed sales of 38,000 dmt over the balance of 2012.

A feasibility study for Agua Rica is in progress and 22,000 metres of drilling was completed in the third quarter of 2012. The feasibility study is expected to be completed by mid-2013.

The provisional pricing impact of higher realized copper prices during the third quarter of 2012 was a positive $6 million, or $105 per ounce. The provisional pricing impact in the second quarter was negative $10 million, or $1,034 per ounce.

GOLDCORP  |  28

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended

Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore mined	1,972,800	1,907,000	1,713,200	1,946,000	2,451,800

Tonnes of waste removed	6,157,000	7,034,400	6,785,400	6,963,200	5,488,100

Ratio of waste to ore	3.1	3.7	4.0	3.6	2.2

Tonnes of ore processed	1,972,900	1,907,000	1,713,200	1,946,000	2,451,800

Average grade processed (grams/tonne)	0.46	0.43	0.65	0.58	0.64

Average recovery rate	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	22,600	18,900	26,500	27,800	25,600

– Sold	23,000	18,000	26,400	30,200	25,400

Average realized gold price (per ounce)	$1,650	$1,588	$1,699	$1,662	$1,678

Total cash costs (per ounce)	$839	$726	$679	$799	$788

Financial Data

Revenues	$38	$29	$45	$49	$43

Depreciation and depletion	$3	$3	$4	$5	$5

Earnings from operations	$14	$13	$22	$20	$18

Expenditures on mining interests	$13	$10	$10	$10	$7

Goldcorp’s share of gold production for the third quarter of 2012 was 12%, or 3,000 ounces, less than in the third quarter of 2011 due to 20% lower tonnage processed and 28% lower grades, partially offset by drawdown of the ounces in the pad inventory. Tonnage processed was lower in the quarter as planned, with mining of the higher strip ratio Target II pit and narrow stages in the Red Rock and Basalt Phase 8 pits. The grades decreased in the third quarter of 2012, as expected, due to mining of lower grade ore in Target II, partially offset by slightly higher grade ore from the Red Rock and Basalt Phase 8 pits. In the third quarter of 2011, ounces in the pad inventory increased due to stacking 77% of the ounces in the last two months of the third quarter. In the third quarter of 2012, fewer tonnes were processed compared to the third quarter of 2011 due to planned mine sequencing, which allowed re-processing of previously leached ore, consequently drawing down ounces from the heap leach pad inventory.

Cash costs for the third quarter of 2012 were 6%, or $51 per ounce, higher than in the third quarter of 2011 due to lower gold production ($84 per ounce), partially offset by lower operating costs ($33 per ounce). Lower operating costs were attributable to less operational mine development ($2 million) and lower fuel consumption and tire costs as a result of favorable hauling conditions ($1 million), partially offset by higher employee costs ($1 million) and increased maintenance costs and royalties ($1 million).

Gold production for the third quarter of 2012 was 20%, or 3,700 ounces, more than in the second quarter of 2012 due to a 7% increase in grades, 3% increase in tonnage processed, and timing of ounces stacked. The ore grades in Target II and Red Rock pits were higher due to mining the middle of the ore zones and the grades are expected to continue to improve as mining proceeds deeper into the ore body. The timing of ounces stacked to the heap leach pad during the final month of the second quarter of 2012 added to the pad inventory at the beginning of the third quarter of 2012 and contributed to the higher production as gold was recovered in accordance with normal leach cycle times.

Cash costs for the third quarter of 2012 were 16%, or $113 per ounce, higher than in the second quarter of 2012 due to higher operating costs ($272 per ounce), partially offset by higher gold production ($159 per ounce). Increased operating costs were due to

GOLDCORP  |  29

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

higher royalties and production taxes as a result of higher grades, higher royalty rates and higher realized gold prices ($3 million), higher employee costs ($2 million) and higher consumable costs ($1 million).

Exploration activity for the third quarter of 2012 has continued to focus on development drilling in the central Mackay and Red Dot deposits and Herco-North zone. Preliminary results obtained from the program continue to demonstrate the potential to grow the resource in the Herco-North zone and the reserve in the central to southern extent of the Mackay and Target II pits.

GOLDCORP  |  30

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three Months Ended

Operating Data	September 30 2012	June 30 2012	March 31 2012	December 31 2011	September 30 2011

Tonnes of ore mined	566,100	1,300,000	716,200	727,300	1,124,400

Tonnes of ore processed	842,800	853,600	737,900	689,500	897,600

Average grade processed (grams/tonne)	0.72	0.70	0.94	0.97	1.03

Average recovery rate	78%	78%	75%	75%	75%

Gold (ounces)

– Produced	19,500	18,300	16,600	25,700	15,200

– Sold	20,100	17,400	18,300	26,000	12,800

Average realized gold price (per ounce)	$1,652	$1,593	$1,683	$1,655	$1,699

Total cash costs (per ounce)	$595	$602	$663	$523	$614

Financial Data

Revenues	$35	$31	$34	$45	$24

Depreciation and depletion	$1	$1	$1	$1	$-

Earnings from operations	$20	$17	$18	$29	$13

Expenditures on mining interests	$1	$3	$1	$11	$2

Gold production for the third quarter of 2012 was 28%, or 4,300 ounces, higher than in the third quarter of 2011 due to 4% higher recovery, attributable to better than expected draw down of heap leach inventories from the ore placed on pad 5, partially offset by 30% lower grades and 6% lower tonnage processed. Lower grades were in accordance with the mine plan. Tonnage processed was 6% lower due to commissioning of a new screen deck in the crushing plant.

Cash costs for the third quarter of 2012 were 3%, or $19 per ounce, lower than in the third quarter of 2011 due to higher gold production ($274 per ounce), partially offset by higher operating costs ($255 per ounce). Higher operating costs were attributable to higher production taxes ($2 million), fuel, maintenance and tire costs ($2 million) and increased equipment rental costs ($1 million), as a result of increased production.

Gold production for the third quarter of 2012 was 7%, or 1,200 ounces, higher than in the second quarter of 2012 due to 3% higher grades and draw down of heap leach pad inventory, on consistent recoveries and tonnage processed.

Cash costs for the third quarter of 2012 were 1%, or $7 per ounce, lower than in the second quarter of 2012 due to higher gold production ($100 per ounce), partially offset by higher operating costs ($93 per ounce). Higher operating costs were attributable to higher consumables, maintenance parts and fuel costs ($2 million).

GOLDCORP  |  31

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2011. As of December 31, 2011, Cerro Negro contained 4.54 million ounces of proven and probable gold reserves due to a successful exploration program and the development of a feasibility study that include three newly discovered zones: Mariana Central, Mariana Norte and San Marcos.

Estimated Cerro Negro capital expenditures included in the April 2011 Feasibility Study were $750 million. In conjunction with the Company’s annual planning and budgeting process, the specific Argentinian macroeconomic, regulatory and legislative circumstances and industry-wide capital cost pressures, particularly inflation, the Company is currently updating the project costs and schedule and will provide updated information early in 2013.

During the third quarter of 2012, the project made advancements in the categories of infrastructure and construction, mine development and exploration. First gold production remains on track for late 2013. Construction manpower levels continue to ramp up and the project has expanded development activities to maximize local labour and community participation in the project.

Infrastructure and Construction

Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing and were 46% complete at the end of the third quarter of 2012. The Company continues to make progress with developing positive working relationships with the key stakeholders operating on the property.

Key activities and developments during the third quarter of 2012 include:

•	All major mechanical equipment to be imported has been secured and is en-route;

•	The largest two concrete pours for the process plant have been completed successfully. Ball mill mechanical equipment is onsite and associated drive equipment is staged in Buenos Aires; and

•	An award for the construction of the tailings facility has been made and the contractor is currently mobilizing.

Mine Development

During the third quarter of 2012, significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte. Total mine development was 1,330 metres for the third quarter. Lateral development on the Eureka vein continues and the material mined is being sampled and stockpiled on the surface for future processing. Development ore mine and stockpiled ore grades have been consistent with modeling expectations. Work in the Mariana Central and Mariana Norte ramps continues to make improvements in development rates as ground conditions have improved from the initial development near surface.

Key activities of mine development in the third quarter of 2012 include:

•

The Eureka deposit ramp advanced 150 metres and has reached a length of 1,962 metres of approximately 3,900 metres planned. In addition, there were 949 metres of lateral development completed in the third quarter, contributing to the current total of 4,253 metres in preparation for initial production;

•	At the end of the third quarter, the Eureka stockpile contained an estimated 25,150 tonnes at a grade of 10.79 g/t gold and 225 g/t silver;

•	The Mariana Central ramp advanced 141 metres in the quarter and has now reached 198 metres of ramp excavated;

•	The Mariana Norte ramp progressed 90 metres in the quarter to the current length of 111 metres; and

GOLDCORP  |  32

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•	Further additions to the mining equipment fleet were made in the third quarter in line with development needs.

Exploration

Exploration continued in the third quarter of 2012, utilizing 8 surface diamond drills and completing 154 holes. Drilling thus far in 2012 has now surpassed the total metres drilled in all of 2011 (145,000 metres). The annual drill program at the mine has now been completed for the year as planned. These drills worked on in-fill holes in the Mariana Central, Norte and San Marcos resource areas, various peripheral exploration targets, and condemnation drilling of the permanent camp site. Phase-2 in-fill drilling focused on high-grade zones of resources and reserves was completed in September 2012 with a total of 160 holes. District geologic mapping resumed in September in the central portions of the Cerro Negro concession area.

The drilling program for 2012 at Cerro Negro met our drilling objectives and was completed by October 10. Total metres drilled during 2012 were 145,729 metres in 421 holes. Preparations advanced for the start-up of exploration drilling to occur in the fourth quarter at the La Esperanza project, located south of Cerro Negro.

During the third quarter of 2012:

•	Total core drilling was 59,142 metres for the quarter (154 holes) and 145,340 metres year to date (417 holes);

•	Drilling in September set a monthly record for metres drilled with 21,648 metres completed; and

•	Over 20,000 samples were collected and shipped to the lab for processing assay results.

At September 30, 2012, total project expenditures and future commitments are $656 million, excluding exploration, of which $371 million is spent and $285 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended September 30, 2012, were $113 million and $13 million, respectively ($272 million and $35 million for the nine months ended September 30, 2012, respectively).

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2011 were 3.03 million ounces. The project budget was estimated at $1.4 billion at January 1, 2011 and excludes the $346 million spent prior to 2011. In conjunction with the Company’s annual planning and budgeting process and in view of industry-wide capital cost escalation, the Company is currently updating project costs, schedule, and scope and will provide updated information early in 2013.

On August 18, 2012, a long-term contract, relating to the camp and catering business, was signed with our Cree partners and marks an important milestone in our relations with our Cree partners. The project team, including contractors, reached 880 employees in the third quarter of 2012.

Engineering and Construction

Engineering for several major projects were completed in the third quarter of 2012, and included the superstructure of the concentrator building, the modular building for the permanent camp, the Industrialized Wastewater Treatment Plant equipment, conveyor and transformers. EPCM has reached a cumulative progress of approximately 31%.

An important milestone was reached in July 2012 when, as scheduled, the site transferred from a 69 kV to a 120 kV electrical network which is now ready to supply the future permanent camp and production facilities.

Construction of the production shaft and associated surface infrastructure continued in the third quarter of 2012 and has progressed with full face shaft sinking expected by the end of the year. Overall progress of approximately 75% has been reached.

GOLDCORP  |  33

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

The summer season allowed site preparation for the tailings management facility (“TMF”), future permanent camp and plant to progress significantly. Membrane installation in the TMF has been initiated and the plant foundation first pour for the ball mill foundations was completed in September. The 60 kilometre two-lane road will be operational by the end of December 2012 providing a fully operational road link to the Éléonore site all year round.

Exploration

Underground exploration drilling from the 650 metres level station in the exploration shaft was temporarily altered as planned at the end of the third quarter for the shaft changeover from sinking to production mode. 2,375 metres were cored in the quarter for a total of 2,638 metres year to date. Drilling will resume in the fourth quarter of 2012 from the ramp to test the northern extension of Roberto high grade mineralisation between -300 to -500 metres elevation. Surface drilling completed a total of 6,135 metres in the quarter coming from long holes, those holes contributed to a total of 36,295 metres, for a grand total of 38,933 metres year to date. Drilling continues to test the Roberto’s Main and Southern ore shoots. 41,000 metres are planned to be done for the entire year. Surface drilling will be mainly focused on condemnation holes over the industrial water treatment plant area in the fourth quarter of 2012.

Mine Development

The exploration ramp excavation is progressing as planned. The ramp has now reached over 2,000 metres in length, which corresponds to a vertical depth of 300 metres below surface. Currently, two diamond drills are performing definition drilling from strategic working platforms in the ramp. During the fourth quarter, two more rigs will be added for a total of four active diamond drills in the ramp aiming for definition drilling.

At the end of the third quarter of 2012, the exploration shaft excavation reached its final depth and excavation of the loading pocket and the station on the 690 metre level is now complete. The shaft is now being converted from its sinking mode to its normal operating mode with the installation of a skip-cage assembly and commissioning of the loading pocket.

While the infrastructure of the production shaft was being built, the underground portion (the collar) also progressed. The 70 metre pilot raise has now been transferred to an 8 metre diameter production shaft collar.

As of September 30, 2012, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, are $742 million, $509 million of which is spent and $233 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended September 30, 2012, amounted to $118 million ($293 million – nine months ended September 30, 2012).

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As a result of 2011 drilling, inferred resources increased to 3.21 million ounces of gold as of December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces. The project budget was estimated at $420 million at January 1, 2011 and excluded the $108 million spent prior to 2011. In conjunction with the Company’s annual planning and budgeting process and in view of industry-wide capital cost escalation, the Company is currently updating project costs, schedule, and scope and will provide updated information early in 2013.

A study of the overall project, which will provide updated project costs, is currently under review and expected to be complete by year end. The study incorporates changes in the mine design and development resulting from exploration results obtained over the past two years.

Widening of the old Cochenour shaft continued to advance during the third quarter of 2012, with 80 metres slashed to a total depth of 423 metres. A concrete liner was also placed for a total concrete depth of 410 metres.

GOLDCORP  |  34

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Advancing of the 5 kilometre Cochenour Red Lake haulage drift continued with 60% completed at the end of the third quarter of 2012. Exploration diamond drilling continued in the third quarter with two drills exploring from surface to define the top portion of the deposit. Two drills continue to test the underexplored areas along the Cochenour Red Lake Haulage Drift.

At September 30, 2012, total project expenditures since January 1, 2011, excluding investment tax credits, are $204 million, $192 million of which is spent and $12 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended September 30, 2012 amounted to $23 million ($74 million – nine months ended September 30, 2012). Total project expenditures and commitments since acquisition are $312 million. These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.3 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 10.12 million ounces. The project is a partnership with Barrick, the project operator.

At the Pueblo Viejo project in the Dominican Republic, the first gold pour was successfully achieved in August and construction has been essentially completed on schedule. As part of the planned start up activities, the first, second and third autoclaves have been tested at 50% to 100% of design capacity, with results that are in line with expectations for the initial ramp up period. The fourth autoclave is currently undergoing pre-commissioning testing, prior to planned commissioning in the fourth quarter. Additionally, during the third quarter, construction of the tailings starter dam achieved its full height of 183 metres and the oxygen plant has been commissioned. Over 2.0 million contained gold ounces have been stockpiled to date. Commercial production continues to be anticipated by the end of 2012 and the operations staff have been hired and have received extensive training.

Construction progress also continued on the 215 MW dual fuel power plant which is expected to commence operations in mid-2013. The power plant will utilize heavy fuel oil, but will have the ability to subsequently transition to lower cost liquid natural gas.

Total mine construction capital is estimated at $3.6-$3.8 billion (100% basis) or $1.4-$1.5 billion (Goldcorp’s share). Including the additional cost related to the alternate power plant, total mine construction capital is estimated at $3.9-$4.1 billion or $1.5-$1.6 billion (Goldcorp’s share).

Pueblo Viejo is expected to contribute approximately 53,000 ounces (Goldcorp’s share) in 2012, however actual results will vary depending on how the ramp-up progresses. The mine is expected to ramp up to full production in 2013 based on the current schedule.

Goldcorp’s 40% share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of $300-$350 per ounce (1).

Capital expenditures during the third quarter of 2012, including accrued management fees, amounted to $132 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.6 billion, or $1.4 billion net of the $256 million partial return of invested capital.

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, was sued in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but appears to seek suspension of Pueblo Viejo operations. PVDC is vigorously defending the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred with respect to that matter. As for Miguel

GOLDCORP  |  35

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The trial court ruled in favour of PVDC. Miguel De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel De Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. Miguel De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court. The Trial Court requested that a former PVDC manager provide information to the Court and suspended the matter pending receipt of the manager’s presentation.

In March 2012, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(1)	Based on gold price and oil price assumptions of $1,300 per ounce and $90 per barrel, respectively, and does not include escalation for future inflation.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 5.84 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2011. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at a 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick Gold Corporation (“Barrick”) seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project. Barrick did not appeal the Superior Court’s decision and Goldcorp and Barrick have settled the payment of costs fully resolving this matter in the third quarter of 2012.

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was previously issued by the Chilean environmental authority. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the Chilean environmental authority (“SEA”). Following this, the SEA initiated the administrative process in June to address the deficiencies identified by the courts. On August 7, 2012, CAHA filed another constitutional action against the SEA seeking to invalidate the administrative process initiated. The SEA filed a response with the court defending the validity of the administrative process on September 25, 2012. El Morro requested approval of the Court to participate as an interested third party and filed its own defense of the administrative process. The Court of Appeals of Copiapo heard oral argument of all parties on October 23, 2012 and is expected to issue its ruling in the near future. The decision of the Court may be appealed to the Supreme Court.

GOLDCORP  |  36

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

As a result of the Supreme Court of Chile decision to suspend the resolution, most site activities, predominantly drilling and access road construction, have been discontinued and equipment demobilized. Ongoing site activity is currently limited to the collection of information to support permit applications being prepared for submittal following suspension resolution. Overall project activities are focused on obtaining project permits and optimization of the project economics inclusive of certain items such as long term power supply solutions.

At September 30, 2012, total project expenditures and commitments are $227 million, of which $163 million is spent and $64 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2012 were $12 million ($68 million – nine months ended September 30, 2012).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2011, Camino Rojo contained 2.79 million ounces of measured and indicated gold resources.

An internal feasibility study to evaluate the potential to develop a heap leach facility to process near surface oxide and transition mineralization was completed during the third quarter of 2012, with positive results. Work continues to focus on permitting and further development activities.

The exploration program continued to define the deeper potential sulphide ore body. A total of 13,798 metres was drilled in 13 expansion core holes, and 45 shallow, RAB-style reverse-circulation holes. Core drilling continued to be focused on sulphide potential west of the Represa resource, but was temporarily suspended in early August due to land access permitting. The RAB-style reverse-circulation drilling was focused on pediment targets west of the Represa area.

At September 30, 2012, total project expenditures were $36 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2012 amounted to $4 million ($12 million – nine months ended September 30, 2012).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2011 were 0.96 million ounces. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

Focus in the third quarter of 2012 remained on the extension of the deposit including high-grade, gold-silver zones and adjacent gold-copper zones with 8,678 metres drilled in 25 holes. Preliminary results of an internal study completed during the third quarter indicates that the project currently does not reach the economic parameter requirements of the Company, however the Company continues to assess the study findings in more detail.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2011, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources.

Site-based activities continued to focus on finalization of the project feasibility study which is now expected to be completed in early 2013. Work is focused on reviewing the geologic model and additional drilling for possible reserves enhancement.

A geothermal resource, with the potential to generate geothermal power, is located adjacent to the ore body. A feasibility study was finished in the third quarter of 2012 and indicates a generation capacity of 7.3MW.

GOLDCORP  |  37

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

By September 30, 2012, total project expenditures were $140 million. Capital expenditures, including deposits on mining interests, during the three months ended September 30, 2012 amounted to $15 million ($44 million – nine months ended September 30, 2012).

GOLDCORP  |  38

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Exploration and evaluation costs	$17	$16	$52	$42

Share of net (earnings) and losses of associates	(102)	6	(63)	12

Corporate administration	59	53	188	172

Exploration and evaluation costs during the three months ended September 30, 2012 were comparable to those for the three months ended September 30, 2011. Costs incurred during the nine months ended September 30, 2012 increased by $10 million as compared to the nine months ended September 30, 2011, due to the timing of expenditures for drilling programmes undertaken primarily at Porcupine and Musselwhite.

The Company’s share of net earnings of associates of $102 million and $63 million for the three and nine months ended September 30, 2012, respectively, was primarily due to the reversal of impairment expenses recognized in respect of the Company’s equity investment in Primero.

Included in corporate administration is share-based compensation expense of $22 million and $72 million for the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – $24 million and $77 million, respectively) which has decreased primarily due to fewer stock options granted. Excluding share-based compensation expense, corporate administration for the three and nine months ended September 30, 2012 increased by $8 million and $21 million, respectively, compared to the three and nine months ended September 30, 2011 mainly due to an increase in corporate activities, employee costs, and corporate social responsibility and community contributions.

OTHER (EXPENSES) INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Impairment of available-for-sale securities	$(6)	$-	$(68)	$(1)

Gains on disposition of securities, net	1	-	1	320

(Losses) gains on derivatives, net	(93)	(20)	29	(5)

Finance costs	(8)	(5)	(24)	(16)

Other income (expenses)	2	(13)	8	22
	$(104)	$(38)	$(54)	$320

For the three and nine months ended September 30, 2012, the Company recognized an impairment expense of $6 million and $68 million, respectively, on certain of the Company’s available-for-sale equity and marketable securities (three and nine months ended September 30, 2011 – $nil and $1 million, respectively).

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko and recognized a gain on disposition of $320 million ($279 million after tax, net of selling costs of $17 million) for the three months ended March 31, 2011. During the three months ended September 30, 2012, the Company recognized a $1 million gain on disposition of certain marketable securities.

For the three and nine months ended September 30, 2012, the Company recognized a net loss on derivatives of $93 million and a net gain of $29 million, respectively (three and nine months ended September 30, 2011 – net loss of $20 million and $5 million, respectively). During the three and nine months ended September 30, 2012, the Company recognized an unrealized loss of $86 million and an unrealized gain of $14 million, respectively, representing the change in fair value of the conversion feature of the Company’s Notes (three and nine months ended September 30, 2011 – unrealized loss of $33 million and $33 million, respectively). The Company

GOLDCORP  |  39

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at the end of each reporting period with changes in fair values recorded in earnings. The Company recorded gains of $13 million and $36 million for the three and nine months ended September 30, 2012, respectively (2011 – net loss of $4 million and gain of $9 million, respectively). For the three and nine months ended September 30, 2012, the Company also recognized losses of $20 million and $20 million, respectively, relating to the Silver Wheaton silver contract (three and nine months ended September 30, 2011 – net gain of $16 million and net loss of $5 million, respectively). Additionally, the Company recognized a $28 million net gain on settlement of the Company’s outstanding share purchase warrants which settled in the three months ended June 30, 2011 and a $1 million loss on investments in warrants for the nine months ended September 30, 2012 (three and nine months ended September 30, 2011 – gain of $1 million and loss of $4 million, respectively).

During the three and nine months ended September 30, 2012, the Company incurred finance costs of $8 million and $24 million, respectively (three and nine months ended September 30, 2011 – $5 million and $16 million, respectively), primarily comprised of accretion of reclamation and closure cost obligations.

The Company recognized other income of $2 million during the three months ended September 30, 2012 which was primarily comprised of an $8 million gain arising on the reversal of an impairment expense recognized in respect of the Primero 1-year convertible note during the second quarter of 2012 which was settled in Primero shares during the third quarter of 2012, partially offset by a $3 million expense recognized in respect of settlement of certain of the Company’s silver delivery obligations. During the nine months ended September 30, 2012, the Company recognized other income of $8 million primarily due to interest income and a $5 million gain recognized on a mineral interest option payment. During the three and nine months ended September 30, 2011, the Company recognized other expenses of $13 million and other income of $22 million, respectively, primarily arising from foreign exchange (losses) and gains and interest income.

INCOME TAXES

Income taxes for the three months and nine months ended September 30, 2012 totaled $128 million and $354 million, respectively (three and nine months ended September 30, 2011 – $236 million and $537 million, respectively). Excluding the foreign exchange impacts on deferred income taxes, and share-based compensation expense, income tax was approximately 28% and 24% of earnings before taxes, respectively (three months and nine months ended September 30, 2011 – 23% and 23%, respectively).

The higher effective tax for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011 was primarily due to the 2012 non-deductible mark-to-market loss on the conversion feature of the Company’s Notes and the Silver Wheaton silver contract. This was partially offset by the reversal of the impairment of the Company’s investment in Primero not being tax effected because of previously unrecognized unrealized capital losses on the original impairment. Excluding primarily items of the above nature for both periods, the non-deductible share-based compensation expense and foreign exchange impacts on deferred income taxes, the effective tax rate for the three months ended September 30, 2012 was 27% (three months ended September 30, 2011 – 23%).

For the nine months ended September 30, 2012, a slightly higher 2012 effective tax rate resulted primarily from the 2011 rate being reduced by the impact of the gain from the sale of the Osisko shares being subject to a lower effective rate applicable to capital gains in Canada, partially offset by 2011 non-deductible mark-to-market losses for the Silver Wheaton silver contract and the conversion feature of the Company’s Notes, and the 2011 impact on deferred taxes from the increase in Quebec Mining Duties. The effective rate for the nine months ended September 30, 2012 was also slightly reduced by the non-taxable reversal of the impairment of the Company’s investment in Primero (as the unrealized capital losses from the original impairment in 2011 were not tax effected) and the settlement of certain past tax positions. Adjusted primarily for these items, the non-deductible share-based compensation expense and for the foreign exchange impacts of deferred income taxes, the effective tax rate for the nine months ended September 30, 2012 was 27% (nine months ended September 30, 2011 – 23%).

GOLDCORP  |  40

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses these performance measures to monitor its operating cash costs internally and believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporate all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, certain significant non-cash items and include by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Production costs per consolidated financial statements (1)	$646	$460	$1,670	$1,423

Non-cash reclamation and closure costs	-	13	-	30

Treatment and refining charges on concentrate sales	54	32	143	95

By-product silver, copper, lead and zinc sales	(551)	(356)	(1,321)	(1,166)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(7)	(2)	(16)	(5)

Other non-cash adjustments	(6)	-	(6)	-

Total cash costs (by-product)	136	147	470	377

Divided by ounces of gold sold	617,800	571,500	1,695,500	1,805,200

Total cash costs (by-product) per gold ounce (2)	$220	$258	$277	$209

(1)

$33 million and $95 million in royalties for the three and nine months ended September 30, 2012, respectively, are included in production costs per the unaudited interim condensed consolidated financial statements (three and nine months ended September 30, 2011 – $30 million and $101 million, respectively).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three and nine months ended September 30, 2012 would be $660 and $645 per ounce of gold, respectively (three and nine months ended September 30, 2011 – $551 and $535 per ounce of gold, respectively).

GOLDCORP  |  41

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$498	$336	$1,245	$1,476
Revision in estimates and liabilities incurred on reclamation and closure costs at closed mine sites	-	(9)	-	(21)
Share of net (earnings) and losses of associates, net of tax	(102)	5	(63)	11
Impairment of available-for-sale securities, net of tax	6	-	61	-
Gains on disposition of securities, net of tax	(1)	-	(1)	(279)
Losses (gains) on derivatives, net of tax	100	22	(13)	8
Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(52)	96	(54)	60
Impairment reversal of Primero 1-year convertible note	(8)	-	-	-
Other	-	-	2	-
Total adjusted net earnings	$441	$450	$1,177	$1,255
Weighted average shares outstanding (000’s)	810,696	808,575	810,350	802,659
Adjusted net earnings per share	$0.54	$0.56	$1.45	$1.56

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Net cash provided by operating activities	$ 434	$723	$1,310	$1,639
Expenditures on mining interests	(573)	(466)	(1,697)	(1,217)
Deposits on mining interests expenditures	(96)	(25)	(192)	(39)
Interest paid	(8)	(8)	(17)	(17)
Free cash flows	$(243)	$224	$(596)	$366

GOLDCORP  |  42

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

During the three and nine months ended September 30, 2012, the Company generated operating cash flows of $434 million and $1,310 million, respectively (three and nine months ended September 30, 2011 – $723 million and $1,639 million, respectively). At September 30, 2012, the Company held cash and cash equivalents in the amount of $894 million (December 31, 2011 – $1,502 million), of which $117 million (December 31, 2011 – $89 million) is held by the Company’s joint ventures and are not available for use by the Company. At September 30, 2012, the Company had working capital of $1,295 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

Early in the second quarter of 2012, a new resolution from the Argentinian Ministry of Economy and Public Finance was issued that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Alumbrera, a joint venture of the Company, temporarily suspended shipments while management reviewed the potential impact of the new resolution. On July 17, 2012, a revised resolution was issued, extending the 15 day limit to 180 days, enabling Alumbrera to resume shipments. Alumbrera expects to ship the remaining balance of 38,000 dmt over the balance of 2012.

The Argentinian government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

At September 30, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At September 30, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $405 million (December 31, 2011 – $308 million).

At September 30, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $767 million (December 31, 2011 – $765 million), including $230 million relating to the Éléonore project, $124 million relating to the Cerro Negro

GOLDCORP  |  43

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

project, $64 million relating to the El Morro project, $46 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, and $140 million representing the Company’s share of committed capital expenditures of its associates.

In the opinion of management, the working capital at September 30, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is in the amount of $2.6 to $2.7 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(ii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”).

During the three and nine months ended September 30, 2012, excluding the impact of foreign exchange on income taxes, the Company recognized a net foreign exchange gain of $1 million and $2 million (included in other income (expenses)), respectively (three and nine months ended September 30, 2011 – net loss of $17 million and net gain of $6 million, respectively). Based on the Company’s net exposure (excluding exposures relating to income taxes) at September 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $7 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2012, the Company recognized a net foreign exchange gain of $52 million and $48 million (included in income tax expense), respectively, on income taxes receivable/(payable) and deferred income taxes (three and nine months ended September 30, 2011 – net loss of $72 million and $53 million, respectively). Based on the Company’s net exposure relating to income taxes at September 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $109 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, undrawn revolving credit facility, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2012.

GOLDCORP  |  44

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and nine months ended September 30, 2012.

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2011 year end MD&A, during the three and nine months ended September 30, 2012, other than the following:

Government risk

Since President Fernandez de Kirchner was re-elected in October 2011, government intervention in and regulation of the Argentine economy has increased. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g., lower growth rates, higher inflation rates, and capital flight). Consistent with this policy, early in the second quarter the Argentinian Ministry of Economy and Public Finance issued a resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, Alumbrera, a joint venture of the Company, temporarily suspended concentrate shipments while Alumbrera management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 180 days. After adoption of the new resolution, Alumbrera resumed concentrate shipments in July 2012. Alumbrera expects delayed shipments and sales to be made up during the second half of 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for the construction of the Cerro Negro project. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation. The controls on imports and related administrative processes may delay implementation of the Cerro Negro project schedule, if delivery of critical goods and materials is delayed or prohibited.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

Late in the second quarter of 2012, the Guatemalan President Otto Perez Molina announced a proposal to extensively revise Guatemala’s Constitution which included an amendment which would authorize the government to acquire up to a 40 percent ownership interest in mining projects. In August 2012, the proposal was rejected however the amendment may be reconsidered alongside the changes to the mining law currently proposed by the Guatemalan Ministry of Energy and Mines. This proposed law would also increase the royalty rates on minerals to the levels included in the voluntary royalty agreement announced earlier this year. The Company will continue to monitor developments with respect to the mining law in Guatemala as the legislative process advances.

GOLDCORP  |  45

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Cost risk

The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.

OUTSTANDING SHARE DATA

As of October 24, 2012, there were 811 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

BASIS OF PREPARATION

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRSs as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

CHANGES IN ACCOUNTING STANDARDS

Changes in accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates the most significant of these changes to be as follows:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) are effective for annual periods beginning on or after January 1, 2013. The

GOLDCORP  |  46

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively.

The Company anticipates that certain non-GAAP disclosures will be reflected in the Company’s reporting and disclosure from the reporting periods commencing the first quarter of 2013. The Company considers that these non-GAAP disclosures will provide useful and relevant information to the Company and its stakeholders. To illustrate these non-GAAP disclosures the following tables reflect the potential impact on the Company’s consolidated financial statements for the three and nine months ended September 30, 2012.

For the three and nine months ended September 30, 2012, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $70 million and $107 million, respectively, with no impact to net earnings.

Pro-forma Effect on Consolidated Statements of Earnings	Three months ended September 30, 2012			Nine months ended September 30, 2012

	Actuals	JV adjusted	Equity Proforma	Actuals	JV adjusted	Equity Proforma

Revenues including share of JV revenues	$1,538	$-	$1,538	$4,000	$-	$4,000

Less: Share of joint venture revenues	-	(256)	(256)	-	(426)	(426)

Revenues	1,538	(256)	1,282	4,000	(426)	3,574

Earnings from mine operations	704	(103)	601	1,830	(157)	1,673

Share of net earnings and losses of equity accounted entities	102	70	172	63	107	170
Earnings before taxes	626	(32)	594	1,599	(48)	1,551
Net earnings	$498	$-	$498	$1,245	$-	$1,245

As the Company views Alumbrera as part of the core mining operations, the net earnings and losses of this equity accounted entity will not be excluded in the calculation of adjusted net earnings.

Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the three and nine months ended September 30, 2012 would result in a decrease to operating cash flows of $2 million and $30 million, respectively.

Pro-forma Effect on Consolidated Operating Cash Flows	Three months ended September 30, 2012			Nine months ended September 30, 2012

	Actuals	JV adjusted	Equity Proforma	Actuals	JV adjusted	Equity Proforma
Net earnings	$498	$-	$498	$1,245	$-	$1,245

Share of net earnings and losses of equity accounted entities	(102)	(70)	(172)	(63)	(107)	(170)

Other	38	68	106	128	77	205

Dividends from equity accounted entities	-	-	-	-	-	-
Net cash provided by operating activities	$434	$(2)	$432	$1,310	$(30)	$1,280

GOLDCORP  |  47

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

The impact on the Condensed Interim Consolidated Balance Sheet as at September 30, 2012 would be a net increase to mining interests, including investments in equity accounted entities, of $116 million and a decrease to other assets and total liabilities of $344 million and $228 million, respectively.

Pro-forma Effect on Consolidated Balance Sheet			At September 30, 2012

	Actuals	JV adjusted	Equity Proforma
Current assets	$2,591	$(278)	$2,313

Mining interests	23,779	(395)	23,384

Investments in equity accounted entities	2,017	511	2,528

Other non-current assets	2,235	(66)	2,169
Total assets	$30,622	$(228)	$30,394
Total liabilities	$(8,107)	$228	$(7,879)
Net assets	$22,515	$-	$22,515

The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity of classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OUTLOOK

The full-year 2012 gold production guidance remains at a range between to 2.35 and 2.45 million ounces with cash costs between $310 to $340 per ounce on by-product basis of gold and $625 to $650 per ounce on a co-product basis.

Production of by-product metals for 2012 is forecast at approximately 30 – 31 million ounces of silver, 310 – 325 million pounds of zinc, 155 – 160 million pounds of lead and 110 million pounds of copper.

Price assumptions used to forecast total cash costs for the remainder of 2012 were $1,600 per ounce of gold, by-product metal prices of $30.00 per ounce of silver; $3.50 per pound of copper; $0.90 per pound of zinc; $0.90 per pound of lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

Capital expenditure guidance remains between $2.6 to $2.7 billion; the capital expenditures are allocated approximately 60% to projects and 40% to operations. Major project expenditures in 2012 include approximately $0.4 billion at Cerro Negro, $0.4 billion at Éléonore, $0.45 billion at Pueblo Viejo, and $0.1 billion at El Morro. Exploration expenditures in 2012 are expected to amount to approximately $0.2 billion, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $160 million for 2012. Depreciation, depletion and

GOLDCORP  |  48

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

amortization expense is expected to be approximately $325 per ounce. The Company expects an overall effective tax rate, excluding the foreign exchange impact on deferred taxes, of 28% for 2012.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential

GOLDCORP  |  49

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 17% of revenues, 14% of earnings from operations and 14% of net earnings of the Company, as of and for the three months ended September 30, 2012, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and

GOLDCORP  |  50

Third Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2011 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP  |  51